Joint Filer Information

Name of Joint Filer:	Andrew S. Rosen

Address of Joint Filer:	c/o HM Capital Partners 200 Crescent Court, Suite 1600
Dallas, Texas75201

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	Viasystems Group, Inc. (VIAS)

Date of Event Requiring Statement
(Month/Day/Year):	12/31/2012

Designated Filer:	John R. Muse

Signature:

 /s/  Andrew S. Rosen
Andrew S. Rosen

January 10, 2013
Date